Exhibit (a)(5)(I)
MEMORANDUM OF UNDERSTANDING
           WHEREAS, the parties to the action in the Court of Chancery of the State of Delaware (the “Delaware Court”) styled In re Cox Radio, Inc. Shareholders Litigation, Consol. C.A. No. 4461-VCP (the “Delaware Action”) have reached an agreement-in-principle providing for the settlement of the Delaware Action on the terms and subject to the conditions set forth below;
           WHEREAS, following a meeting with the management of Cox Radio, Inc. (“Radio”), senior officers of Cox Enterprises, Inc. (“CEI”) and Cox Media Group, Inc. (“CMG”) discussed Radio’s adverse financial results during January 2009, the decline in Radio’s advertising and operating cash flow, and a possible leverage ratio covenant breach under Radio’s credit facility by year end, as well as cost cutting initiatives and reducing planned capital expenditures at Radio;
           WHEREAS, on March 22, 2009, CEI and CMG determined to propose a transaction to Radio in which CMG (i) would make a tender offer (the “Tender Offer”) to Radio’s public stockholders to acquire at $3.80 per share all of the Class A common stock (the “Shares”) not beneficially owned by CEI; and (ii) in the event all conditions to the Tender Offer were met or waived, including the condition that as a result of the tender offer CMG would own at least 90% of Radio’s outstanding shares and the non-waivable condition that a majority of Radio’s minority stockholders tender their Shares, CMG would promptly consummate a short-form merger with Radio for the same consideration as offered in the Tender Offer (the “Merger” and, together with the Tender Offer, the “Proposed Transaction”);
           WHEREAS, on March 23, 2009, CEI and CMG filed a Schedule TO with the SEC to announce and initiate the Tender Offer (together with any exhibits or amendments thereto, the “Schedule TO”);
           WHEREAS, on March 27, 2009, plaintiff The George Leon Family Trust commenced a class action in the Delaware Court against CEI, CMG, Radio, Radio’s directors and Paul M. Hughes (collectively, the “Defendants”), on behalf of itself and all of Radio’s stockholders other than the Defendants, styled Leon v. Cox Radio, Inc., et al., C.A. No. 4461, alleging that Defendants had breached their fiduciary duties, including by alleging disclosure violations, in connection with the Proposed Transaction and seeking, among other things, an injunction enjoining the Proposed Transaction and rescinding any transactions contemplated by the Proposed Transaction that may be consummated (the “Leon Action”);
           WHEREAS, on March 30, 2009, plaintiff Coral Springs Police Pension Fund commenced a class action in the Delaware Court against CEI, Radio, Radio’s directors and Paul M. Hughes, on behalf of itself and all of Radio’s stockholders other than the named defendants, styled Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., C.A. No. 4463, alleging that the named-defendants had breached their fiduciary duties, including by alleging disclosure violations, in connection with the Proposed Transaction and seeking, among other things, an injunction enjoining the Proposed Transaction and rescinding any transactions contemplated by the Proposed Transaction that may be consummated (the “CSPPF Action”);

           WHEREAS, on April 1, 2009, Radio announced the formation of a special committee of independent directors to consider the Tender Offer (the “Special Committee”) and the engagement by the Special Committee of independent financial and legal advisors;
           WHEREAS, on April 3, 2009, the Special Committee caused Radio to file a Schedule 14D-9 with the SEC in which the Special Committee stated that its members had unanimously determined that the Tender Offer is fair, from a financial point of view, to Radio’s stockholders who are unaffiliated with CEI and CMG and recommended, on behalf of Radio, that Radio’s public stockholders tender their shares pursuant to the Tender Offer (together with any exhibits or amendments thereto, the “Schedule 14D-9”);
           WHEREAS, also on April 3, 2009, the Leon Action and the CSPPF Action were consolidated into the Delaware Action, and the consolidated class action complaint (the “Delaware Complaint”), filed by The George Leon Family Trust and Coral Springs Police Pension Fund (collectively, the “Delaware Plaintiffs” or the “Plaintiffs”) on April 7, 2009, alleges that the Defendants breached their fiduciary duties to Radio’s stockholders, including by alleging disclosure violations, in connection with the Proposed Transaction and seeks, among other things, an injunction enjoining the transactions contemplated in the offer and to rescind any transactions contemplated by the Proposed Transaction that may be consummated;
           WHEREAS, on April 20, 2009, CEI and CMG filed a fourth amendment to the Schedule TO, which announced, among other things, that the Tender Offer would be extended to 12:00 midnight, New York City time, on Friday, May 1, 2009, unless further extended;
           WHEREAS, on April 20, 2009, Radio filed, at the direction of the Special Committee, its first amendment to the Schedule 14D-9, which announced, among other things, that the Special Committee had determined to withdraw its recommendation that Radio’s stockholders tender their Shares in the Tender Offer and instead to express no opinion and remain neutral with respect to the Tender Offer;
           WHEREAS, on April 27, 2009, representatives of Citi and attorneys for CEI and CMG discussed with attorneys for Plaintiffs in the Delaware Action and representatives of Value Incorporated, the financial advisor to Plaintiffs in the Delaware Action, valuation and disclosure issues relating to the potential settlement of the Delaware Action. The financial advisors addressed their respective views regarding the consideration to be paid to Radio’s stockholders in the Proposed Transaction. Counsel for CEI and CMG and counsel for Plaintiffs discussed certain supplemental disclosures that could be made in connection with the Tender Offer and by the Special Committee. Further negotiations took place between counsel for CEI and CMG and counsel for Plaintiffs on April 27 and throughout April 28, 2009;
           WHEREAS, counsel for CEI and CMG and counsel for the plaintiffs in the Delaware Action engaged in arms’ length discussions and negotiations regarding a potential resolution of the claims asserted in the Delaware Action;
           WHEREAS, in connection with such discussions and negotiations, plaintiffs’ counsel proposed to Defendants’ counsel in the Delaware Action various additional disclosures in the Schedule TO and Schedule 14D-9 and improved consideration in the Tender Offer and Merger;

           WHEREAS, in connection with settlement discussions and negotiations, counsel for the parties hereto (the “Parties”) have not discussed the amount or appropriateness of any potential application by the respective plaintiffs’ counsel for attorneys’ fees;
           WHEREAS, the Delaware Plaintiffs have already engaged in extensive discovery, including the review and analysis of over 30,000 pages of documents produced by Defendants to the Delaware Plaintiffs in connection with the Delaware Action as of April 28, 2009;
           WHEREAS, the Delaware Plaintiffs also secured a scheduling order and amendments thereto in the Delaware Action, prepared for depositions in the Delaware Action, and prepared for a hearing on the Delaware Plaintiffs’ motion for a preliminary injunction in the Delaware Action, which has been scheduled for May 11, 2009, including by commencing work on a draft opening brief in support of their motion for a preliminary injunction;
           WHEREAS, the Defendants in the Delaware Action acknowledge that they considered the unfair price, disclosure and other claims raised by Plaintiffs in the Delaware Action in connection with the increase of the Offer price to $4.80 per Share and in determining to make the Supplemental Disclosures, as provided in paragraphs 1 and 2 of this MOU, in exchange for Plaintiffs’ agreement-in-principle to settle the Delaware Action;
           WHEREAS, the Defendants deny all allegations of wrongdoing, fault, liability or damage to any of the respective plaintiffs in any of the Actions (defined below) or the Class (defined below), deny that they engaged in any wrongdoing, deny that they committed any violation of law, deny that they acted improperly in any way, believe that they acted properly at all times, believe the Actions have no merit, and maintain that they have committed no disclosure violations or any other breach of duty whatsoever in connection with the Proposed Transaction or any public disclosures, but wish to settle for the reasons set forth herein;
           WHEREAS, the entry by the Plaintiffs into this MOU is not an admission as to the lack of any merit of any claims asserted in the Delaware Action;
           WHEREAS, the Parties recognize the time and expense that would be incurred by further litigation and the uncertainties inherent in such litigation; and
           WHEREAS, the Parties have reached an agreement in principle set forth in this Memorandum of Understanding (“MOU”) providing for settlement of the Delaware Action on the terms and conditions set forth below, which would include but not be limited to a release of all claims asserted in the Delaware Action and which would have the effect of releasing all claims asserted in the action in the Superior Court of Gwinnett County in Georgia (the “Georgia Court”) styled Miller v. Kennedy, et al., No. 09A 02921 9 (the “Georgia State Action”) and the action in the United States District Court for the Northern District of Georgia styled Dixon v. Kennedy, et al., C.A. No. 1 09-CV-0938-JEC (the “Georgia Federal Action,” and, together with the Delaware Action and the Georgia State Action, the “Actions”), and which the Parties believe would be fair, reasonable and adequate and in the best interests of the Parties and the Class.

           NOW THEREFORE, the Parties to the Delaware Action reached the following agreement in principle which, when reduced to a settlement agreement (the “Settlement Agreement”), is intended to be a full and final resolution of the Released Claims (defined below) (the “Settlement”). The Settlement through the Settlement Agreement shall provide for and encompass the following and other customary terms:
1.	Increased Consideration. CEI and CMG, by their respective boards of directors, have agreed to increase the per-share consideration to be paid in the Proposed Transaction from $3.80 per Share to $4.80 per Share.

2.	Supplemental Disclosures. CEI, CMG and/or Radio will make additional disclosures (the “Supplemental Disclosures”) in appropriate filings with the SEC and shall disseminate them to holders of record of Radio stock, as of the close of business on April 29, 2009, no later than ten (10) days prior to the expiration of the Tender Offer. Counsel for Plaintiffs in the Delaware Action (collectively, “Plaintiffs’ Counsel”) will be provided an opportunity to comment on the Supplemental Disclosures so that the Supplemental Disclosures adequately address those disclosure issues which concern the Plaintiffs. Defendants agree to consider in good faith all comments by Plaintiffs’ Counsel regarding the proposed Supplemental Disclosures.

3.	Certification of Class. The Settlement Agreement shall provide for the conditional certification in the Delaware Action, for settlement purposes only, of a non-opt-out class that includes any and all record and beneficial holders of Radio Shares, their respective successors in interest, successors, predecessors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, together with their predecessors and successors and assigns, who held any such Radio Shares at any time between and including February 10, 2009 and the date of consummation of the Merger, but excluding CEI, CMG, Radio and the current Radio directors (the “Class”).

4.	Representations of the Parties & Counsel. The Defendants deny and continue to deny that they have committed or aided or abetted in the commission of any unlawful or wrongful act alleged in any of the Delaware Action, and maintain that they diligently and scrupulously complied with their fiduciary duties, and the Defendants are entering into this MOU solely because the proposed settlement will eliminate the burden of litigation. Plaintiffs’ Counsel believe that Defendants would assert significant legal and factual defenses to Plaintiffs’ claims made in the Delaware Action, and as a result, that the terms of this MOU and the terms of the Proposed Transaction are fair, reasonable, adequate, and in the best interest of all members of the Class. Plaintiffs’ Counsel further represent that none of the Plaintiffs’ claims or causes of action referred to in this MOU have been assigned, encumbered, or otherwise transferred. Each of the undersigned attorneys affirms that he or she has been duly empowered and authorized to enter into this MOU.

5.	Discovery. Counsel for the Delaware Plaintiffs shall conduct such reasonable additional discovery (“Confirmatory Discovery”) as is appropriate and necessary and as agreed to by the Parties to confirm the fairness and reasonableness of the terms of this Settlement.

The Parties will attempt in good faith and use their best efforts to complete any such discovery no later than twenty (20) business days after the completion of the Tender Offer.

6.	Modifications to Proposed Transaction. Plaintiffs acknowledge and agree that CEI and CMG may make amendments or modifications to the Proposed Transaction prior to the effective date of the Proposed Transaction to facilitate the consummation of the Proposed Transaction. Plaintiffs agree that they will not challenge or object to any such amendments or modifications so long as they are not inconsistent with the material terms of the Settlement set forth in this MOU.

7.	Stay Pending Court Approval. Pending negotiation, execution and Final Approval of the Settlement Agreement and Settlement by the Delaware Court, the Plaintiffs agree to stay the proceedings in the Delaware Action and to stay and not to initiate any and all other proceedings other than those incident to the Settlement itself. As used in this MOU, the term “Final Approval” of the Settlement means that the Delaware Court has entered a final order and judgment certifying the Class, approving the Settlement, dismissing the Action with prejudice on the merits and with each party to bear its own costs (except those costs set forth in paragraphs 9 and 10 below) and providing for such release language as set forth in paragraph 8 below, and that such final order and judgment is final and no longer subject to further appeal or review, whether by affirmance on or exhaustion of any possible appeal or review, writ of certiorari, lapse of time or otherwise; provided, however, and notwithstanding any provision to the contrary in this MOU, Final Approval shall not include (and the Settlement is expressly not conditioned on) the approval of attorneys’ fees and the reimbursement of expenses to Plaintiffs’ Counsel as provided in paragraph 10 below, and any appeal related thereto. The Parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the Parties to this MOU which challenges the Settlement, the Proposed Transaction, including any transactions contemplated thereby, or otherwise involves, directly or indirectly, a Released Claim (defined below).

8.	Dismissal With Prejudice, Waiver & General Release. The Settlement Agreement shall provide, among other things:

a) for the full and complete discharge, dismissal with prejudice on the merits, settlement and release of, and a permanent injunction barring, any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), that any or all Plaintiffs or any or all members of the Class ever had, now have, or may have, whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity, against any of the Released Parties (defined below), whether based on state, local, foreign, federal, statutory, regulatory, common or other law or rule (including but not limited to any claims under federal securities laws or state disclosure law or any claims that could be asserted derivatively on behalf of Radio), which, now or hereafter, are based upon, arise out of, relate in any way to, or involve, directly or indirectly, any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever, or any series thereof, that were, could have been, or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to, directly or indirectly, any of the Actions or the subject matter of any of the Actions in any court, tribunal, forum or proceeding, including, without limitation, any and all claims which are based upon, arise out of, relate in any way to, or involve, directly or indirectly, (i) the Proposed Transaction or the issuance of any securities in connection therewith, (ii) any deliberations or negotiations in connection with the Proposed Transaction, including the process of deliberation or negotiation by each of CEI, CMG and Radio and any of their respective officers, directors or advisors, (iii) the consideration received by Class members in connection with the Proposed Transaction, (iv) the Schedule TO, the Schedule 14D-9, or any other disclosures, public filings, periodic reports, press releases, proxy statements or other statements issued, made available or filed relating, directly or indirectly, to the Proposed Transaction, including claims under the federal securities laws within the exclusive jurisdiction of the federal courts, (v) investments in (including, but not limited to, purchases, sales, exercises of rights with respect to and decisions to hold) securities issued by any of CEI, CMG or Radio or their respective affiliates, (vi) the fiduciary obligations of the Released Parties (defined below) in connection with the Proposed Transaction, (vii) the fees, expenses or costs incurred in prosecuting, defending, or settling the Actions, or (viii) any of the allegations in any complaint or amendment(s) thereto filed in any of the Actions (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include the right to enforce this MOU or the Settlement or any properly perfected claims by Radio stockholders for statutory appraisal in connection with the Merger;
b) whether or not each or all of the following persons or entities were named, served with process or appeared in any of the Actions, that “Released Parties” means (i) CEI, CMG, Radio, James C. Kennedy, G. Dennis Berry, Jimmy W. Hayes, Paul M. Hughes, Marc W. Morgan, Robert F. Neil, Nicholas D. Trigony, Juanita P. Baranco and Nick W. Evans, Jr., (ii) any person or entity which is, was or will be related to or affiliated with any or all of them or in which any or all of them has, had or will have a controlling interest, and (iii) the respective past, present or future family members, spouses, heirs, trusts, trustees, executors, estates, administrators, beneficiaries, distributees, foundations, agents, employees, fiduciaries, partners, partnerships, general or limited partners or partnerships, joint ventures, member firms, limited liability companies, corporations, parents, subsidiaries, divisions, affiliates, associated entities, shareholders, principals, officers, directors, managing directors, members, managing members, managing agents, predecessors, predecessors-in-interest, successors, successors-in-interest, assigns, financial or investment advisors, advisors, consultants, investment bankers, entities providing any fairness opinion, underwriters, brokers, dealers, lenders, commercial bankers, attorneys, personal or legal representatives, accountants, insurers, co-insurers, reinsurers, and associates, of each and all of the foregoing;
c) that “Unknown Claims” means any claim that any Plaintiff or any member of the Class does not know or suspect exists in his, her or its favor at the time of the release of the Released Claims as against the Released Parties, including without limitation those which, if known, might have affected the decision to enter into the Settlement. With respect to any of the Released Claims, the Parties stipulate and agree that upon Final Approval of the Settlement (defined below), each Plaintiff shall expressly and each member of the Class shall be deemed to have, and by operation of the final order and judgment by the Delaware Court shall have, expressly waived, relinquished and released any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States, or principle of common law, which is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides: “A general release does not extend to claims which the creditor does not know or suspect exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.” The Plaintiffs acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of the Plaintiffs, and by operation of law the members of the Class, to completely, fully, finally and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Plaintiffs acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that the inclusion of “Unknown Claims” in the definition of “Released Claims” was separately bargained for and was a key element of the Settlement and was relied upon by each and all of the Defendants in entering into the Settlement Agreement;

d) for entry of a judgment dismissing the Delaware Action with prejudice and, except as set forth in paragraphs 9 and 10 herein, without costs to any party;

e) that the Settlement is subject to the completion of the Proposed Transaction (including the Tender Offer and the Merger); and

f) that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any plaintiff class in future proceedings.

9.	Notice. Radio shall be responsible for providing notice of the Settlement to the members of the Class and shall pay all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Class.

10.	Fees. The Plaintiffs and their counsel intend to petition the Delaware Court for an award of fees and expenses in connection with the Delaware Action (the “Fee Application”). Defendants reserve all rights to oppose the Fee Application. Counsel for CEI and CMG and counsel for the Plaintiffs shall use their reasonable best efforts to negotiate a reasonable and appropriate Fee Application amount. Neither Plaintiffs nor Plaintiffs’ Counsel shall make any application for an award of fees or expenses in the Georgia State Action or the Georgia Federal Action. Final resolution by the Delaware Court of the Fee Application shall not be a precondition to the dismissal of any of the Delaware Action in accordance with the Settlement Agreement, and the Settlement Agreement shall provide that the Fee Application may be considered separately from the proposed Settlement. The Parties acknowledge and agree that any fees and expenses awarded by the Delaware Court in the Delaware Action to Plaintiffs’ counsel shall be paid solely by Radio or its successor(s) in interest within ten (10) business days after the later of (a) fulfillment of all of the conditions to the Settlement, or (b) the date when the Settlement receives Final Approval by the Delaware Court. Notwithstanding any other provision of this MOU, no fees or expenses shall be sought by or paid to Plaintiffs’ counsel in the absence of completion of the Tender Offer, consummation of the Merger and Final Approval of a final order and judgment entered by the Delaware Court which contains a release of the Released Claims.
11.	Approval. The Settlement Agreement is subject to Delaware Court approval, including the Fee Application referred to in paragraph 10; provided, however, that the Delaware Court’s approval of the Settlement is not contingent on its approval of the Fee Application. The Parties will attempt in good faith and use their best efforts to negotiate and mutually agree promptly upon the content and form of all documentation as may be required to obtain Final Approval of the Settlement and dismissal of the Delaware Action.

12.	Binding Effect. This MOU is subject to the following, which the Parties agree to use their best efforts to achieve: (a) the drafting and execution of a definitive Settlement Agreement by the Parties; (b) Final Approval of the Settlement by the Delaware Court; (c) dismissal with prejudice of the Delaware Action as to all members of the Class (including the Delaware Plaintiffs) and, at the option of CEI, dismissal with prejudice of each of the Georgia State Action and the Georgia Federal Action (including plaintiff Miller and plaintiff Dixon and as to all members of the class in such actions, if a class has been certified therein); and (d) the consummation of the Proposed Transaction, including the Tender Offer and the Merger. This MOU shall be rendered null and void and of no force and effect in the event that the Delaware Court fails to provide Final Approval of the Settlement, or the Proposed Transaction, including the Tender Offer and the Merger, is not consummated for any reason. Additionally, all Defendants may, but are not obligated to, render this MOU null and void in the event that any claims related to the subject matter of any of the Delaware Action are commenced or prosecuted against any of the Released Parties and (subject to a motion by such defendant Released Party(ies)) such claims are not dismissed with prejudice or stayed in contemplation of dismissal of the Delaware Action. In any event of nullification of this MOU, the Parties shall be deemed to be in the position they were in prior to the execution of this MOU and the statements made herein and in connection with the negotiation of the MOU or the Settlement shall not be deemed to prejudice in any way the positions of the Parties with respect to any of the Actions, or to constitute an admission of fact of wrongdoing by any Party, shall not be used or entitle any Party to recover any fees, costs or expenses incurred in connection with any of the Actions, and neither the existence of this MOU nor its contents nor any statements made in connection with the negotiation of this MOU or any settlement communications shall be admissible in evidence or shall be referred to for any purpose in any of the Actions, or in any other litigation or judicial proceeding.
13.	No Admission. The fact of and provisions contained in this MOU, and all negotiations, discussions, actions and proceedings in connection with this MOU shall not be deemed or constitute a presumption, concession or an admission by any Party in any of the Actions, any signatory hereto or any Released Party of any fault, liability or wrongdoing or lack of any fault, liability or wrongdoing, as to any facts or claims alleged or asserted in any of the Actions, or any other actions or proceedings, and shall not be interpreted, construed, deemed, involved, invoked, offered or received in evidence or otherwise used by any person in any of the Actions, or any other action or proceeding, whether civil, criminal or administrative, except in connection with any proceeding to enforce the terms of this MOU. The fact of and provisions contained in this MOU, and all negotiations, discussions, actions and proceedings leading up to the execution of this MOU, are confidential and intended for settlement discussions only. If the Settlement does not receive Final Approval, the Parties shall revert to their respective litigation positions as if this MOU never existed.

14.	Choice of Law. This MOU, and the Settlement Agreement and Settlement contemplated by it, and any dispute arising out of or relating in any way to this MOU, the Settlement Agreement or the Settlement, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to conflict of laws principles. The Parties agree that any dispute arising out of or relating in any way to this MOU, the Settlement Agreement or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than the Delaware Court, and the Parties expressly waive any right to demand a jury trial as to any such dispute.

15.	Execution by Counterparts. This MOU may be executed in multiple counterparts by any of the signatories hereto, including by facsimile, and so executed shall constitute one agreement.

16.	Miscellaneous. This MOU constitutes the entire agreement among the Parties with respect to the subject matter hereof and may be modified or amended only by a writing signed by the signatories hereto. This MOU shall be binding upon and inure only to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.
[Signatures On The Following Pages]

/s/ Kevin G. Abrams

Of Counsel:	Kevin G. Abrams (Del Bar No. 2357)
Nathan A. Cook (Del. Bar No. 4841)
Dow Lohnes PLLC	Abrams & Laster LLP
1200 New Hampshire Avenue, NW	20 Montchanin Road, Suite 200
Suite 800	Wilmington, Delaware 19807
Washington, D.C. 20036-6802	(302) 778-1000
(202) 776-2000	Attorneys for the Defendants other than Cox Radio and the Special Committee Members in the Delaware Action

/s/ Samuel A. Nolen

Of Counsel:	Samuel A. Nolen (Del. Bar No. 971)
Richards, Layton & Finger PA
DLA Piper LLP (US)	One Rodney Square
500 Eighth Street, NW	920 North King Street
Washington, D.C. 20004	Wilmington, Delaware 19801
(202) 799-4000	(302) 651-7700
Attorneys for Cox Radio and the Special Committee Members in the Delaware Action

/s/ Carmella P. Keener

Of Counsel:	Joseph A. Rosenthal (Del. Bar No. 234)
Norman M. Monhait (Del. Bar No. 1040)
Saxena White PA	Carmella P. Keener (Del. Bar No. 2810)
2424 North Federal Highway	Rosenthal, Monhait & Goddess, PA
Suite 257	919 North Market Street, Suite 1401
Boca Raton, Florida 33431	Citizens Bank Center
(561) 394-3399	PO Box 1070
Member of Plaintiffs’ Executive	Wilmington, Delaware 19899
Committee in the Delaware Action	(302) 656-4433
Delaware Co-Liaison Counsel for Plaintiffs

/s/ Brian D. Long

Of Counsel:	Seth D. Rigrodsky (Del. Bar No. 3147)
Brian D. Long (Del. Bar No. 4347)
The Weiser Law Firm	Rigrodsky & Long, PA
121 North Wayne Avenue, Suite 100	919 North Market Street
Wayne, Pennsylvania 19807	Suite 980
(610) 225-2677	Wilmington, Delaware 19801
Member of Plaintiffs’ Executive	(302) 295-5310
Committee in the Delaware Action	Delaware Co-Liaison Counsel for Plaintiffs

Glancy Binkow & Goldberg LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, California 90067
(310) 201-9150

Dated: April 29, 2009